[Letterhead of Arnold & Porter Kaye Scholer LLP]

September 8, 2023

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Corey Jennings

Special Counsel

Michael Coco

Office Chief

Re:	Republic of Panama
Registration Statement under Schedule B
Filed July 31, 2023
File No. 333-273534

Form 18-K for Fiscal Year Ended December 31, 2021
Filed September 30, 2022, and amended on November 21, 2022,
March 28, 2023, July 17, 2023 and July 31, 2023
File No. 333-07558

Dear Mr. Jennings,

This letter responds to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission dated August 28, 2023 (the “Comment Letter”) with respect to the above-referenced Registration Statement (the “Registration Statement”) and Annual Report on Form 18-K, for the fiscal year ended December 31, 2021 (the “2021 18-K”), as amended. On behalf of the Republic of Panama (the “Republic”), we are responding to the Comment Letter, as set forth below.

The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by the Republic’s response. With this letter, and bearing the same date, the Republic is filing Amendment No. 5 to the 18-K on Form 18-K/A (“Amendment No. 5”).

☐ ☐ ☐

Registration Statement

General

1.

To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data. We note, for example, that Tables 12, 13, 14 and 15 in Exhibit 99.0 to your most recent Form 18-K reference your 2021 data as preliminary.

In response to the Staff’s comment, the Republic has updated its Form 18-K by filing Amendment No. 5 to include disclosure updating all relevant public statistics and information to include the most recent publicly available data.

According to the statistical methodology of the authorities in charge of publishing certain economic indicators of the Republic, some data is defined as preliminary, which means that the information is published after the reference period, but it can vary in subsequent publications following further review and verification. Statistics are classified as “preliminary” until all verifications have been completed.

2.

We note recent news reports of protests for various reasons, including water and electricity issues, racial and economic inequities, and immigration policies. These matters appear to supplement the information disclosed in the “Recent Developments” sections of your recent Form 18-K amendments. Please either include a recent developments section in your Schedule B or revise your Form 18-K, as necessary, to reflect the material nature of these matters and those referenced in our below comments.

In response to the Staff’s comment, the Republic has updated Form 18-K by filing Amendment No. 5 to include disclosure updating all material disclosures, including but not limited to the items identified in the Staff’s comment.

3.

We note news reports of increasing issues with migration and crime. We also note news reports of Guyana possibly pursuing arbitration in connection with rice exports. Please revise your disclosure to include discussion of these issues, to the extent they are material.

In response to the Staff’s comment, the Republic has updated Form 18-K by filing Amendment No. 5 to include disclosure updating all material disclosures, including but not limited to the items identified in the Staff’s comment.

The Republic’s Institute of Agricultural Marketing (Instituto de Mercadeo Agropecuario or the “IMA”) signed agreements with the Guyana Rice Development Board (the “GRDB”) in 2018 and 2019 for the sale and shipment of rice from the GRDB to the IMA. The IMA did not make payment in full at the time of delivery of the rice, and the Republic estimates that as of May 25, 2023, the debt owed to the GRDB totaled approximately U.S.$7 million, the majority of which consists of past due interest. Given the amount at issue, the Republic does not consider this matter material.

4.

Please provide any material updates to the disclosure in your Form 18-K/A regarding the impact that the recent drought has had on transport and the Panama Canal, including any shipping restrictions. To the extent material, please include discussion of any risks to Panama’s economy and the governmental response.

In response to the Staff’s comment, the Republic has updated Form 18-K by filing Amendment No. 5 to include disclosure updating all material disclosures, including but not limited to the items identified in the Staff’s comment.

We trust the foregoing is responsive to the Staff’s comments. If you have any additional comments or questions, please do not hesitate to contact the undersigned at whitney.debevoise@arnoldporter.com or (202) 942 5042.

Very truly yours,

/s/ Eli Whitney Debevoise II
Eli Whitney Debevoise II

Enclosures

cc:	Ramón Martínez

Ambassador of Panama

Embassy of Panama